Explanation of Responses

1)	Includes 20,000 restricted shares awarded pursuant to the Hampshire Group, Limited (the “Company”) 2009 Equity Incentive Plan (the “Plan”) for services as a director. 2,000 of the restricted shares are subject to time-based vesting while 18,000 of the restricted shares are subject to performance-based vesting. With respect to time-based vesting, 500 shares vested on March 31, 2010, 500 shares vested on March 31, 2011 and the remaining shares will vest ratably on each March 31 of 2012 and 2013, subject to Mr. Woodward’s continued service with the Company. With respect to performance-based vesting, the Plan provides that the shares vest ratably on each of March 31 of 2011 through 2014, provided that, as of each such vesting date, the Company's consolidated return on operating income for the preceding fiscal year has reached specified targets. In the event the Company does not reach such specified targets in a given year, the shares that would otherwise have vested in that year are rolled forward to the next year and will vest simultaneously with the shares already allocated for that subsequent year should the Company exceed that year’s target by an amount sufficient to cover the prior year or years’ cumulative shortfall. The rollover mechanism permits shares to be carried forward over multiple years until the expiration of the Plan. The target for 2010 was not met, and, as such, 4,500 of Mr. Woodward’s shares subject to performance-based vesting were rolled forward to the next year.